

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
120 Kentucky Ave., Suite 110
Lexington, KY 40502

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 7**
> **Filed October 27, 2022**
> **File No. 024-11808**

Dear Michael Behrens:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 7 to Form 1-A Filed October 27, 2022

General

1. We note your response to comment 1 that despite your lack of majority ownership in each of Cuvier, Raven's Lady 21, and Forever Rose, that you "act in a role akin to a general partner with complete oversight authority and major decision rights over said co-ownership syndicates." However, the "Authorized Activities" and/or "Major Decisions Rights" set forth in each co-ownership agreement require unanimous or majority consent for the enumerated activities/decisions, which you do not have. In this light, we note that you have a 50% ownership interest in Cuvier, a 20% ownership interest in Raven's Lady 21, and a 25% ownership interest in Forever Rose. Please advise. Additionally, we note that you do not have the unilateral ability to appoint, direct, remove, or replace the trainer for each horse. While you are able to select an administrative coordinator for Cuvier, the co-owner also selects it own administrative coordinator, and in the event of a deadlock, the jointly-approved trainer will make the tie-breaking decision. Please tell us how you

intend to maintain control, engage in the key operating decisions, and retain the right to approve day-to-day operational matters of Cuvier, Ravens Lady 21, and Forever Rose when it appears that, contractually, you do not have such authority.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Christopher Tinen